UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

PHENIXFIN CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71742W103
(CUSIP Number)

Howard Amster,
445 Park Avenue, 10th Floor
New York, NY 10022
(212) 859-0390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No.	71742W103	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
Howard Amster

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
270,270

	8	SHARED VOTING POWER
200

	9	SOLE DISPOSITIVE POWER
270,270

	10	SHARED DISPOSITIVE POWER
200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
270,470

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	71742W103	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
Howard Amster 2019 Charitable Remainder Unitrust #1

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,604

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
16,604

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,604

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	71742W103	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
Howard Amster 2021 Charitable Remainder Unitrust #1

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
409

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
409

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
409

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	71742W103	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
Howard Amster 2021 Charitable Remainder Unitrust #2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,700

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,700

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	71742W103	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS
Howard Amster and Tamra Gould Charitable Remainder Unitrust U/A DTD 03/18/1993

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
275

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
275

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	71742W103	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS
Howard Amster Charitable Remainder Unitrust U/A DTD 04/22/1998

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	71742W103	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS
Howard Amster Charitable Remainder Unitrust U/A DTD 01/11/2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
41

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	71742W103	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS
Samuel J. Heller Trust U/A DTD 08/07/2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
200

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	71742W103	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS
Pleasant Lake Apartments Corp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
557

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
557

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
557

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
Amendment No. 5

This Amendment No. 5 amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (“SEC”) on December 27, 2019, as amended by Amendment No. 1 filed with the SEC on March 12, 2020, as amended by Amendment No. 2 filed with the SEC on May 15, 2020, as amended by Amendment No. 3 filed with the SEC on July 17, 2020, and as amended by Amendment No. 4 filed with the SEC on August 24, 2020, with respect to the common stock (the “Common Stock”) of PhenixFIN Corporation (the “Company”). This Amendment No. 5 is being filed by Howard Amster, Howard Amster 2019 Charitable Remainder Unitrust #1, Howard Amster 2021 Charitable Remainder Unitrust #1, Howard Amster 2021 Charitable Remainder Unitrust #2, Howard Amster and Tamra Gould Charitable Remainder Unitrust U/A DTD 03/18/1993, Howard Amster Charitable Remainder Unitrust U/A DTD 04/22/1998, Howard Amster Charitable Remainder Unitrust U/A DTD 01/11/2005, Samuel J. Heller Trust U/A DTD 08/07/2002, and Pleasant Lake Apartments Corp (together, the “Reporting Persons”).

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, $0.001 par value of PhenixFIN Corporation, a Delaware corporation, the principal executive offices of which are located at 445 Park Avenue, 10th Floor, New York, NY 10022.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a) – (c)

Howard Amster is a real estate investor, President and sole director of Pleasant Lake Apartments Corp, the trustee of Howard Amster 2019 Charitable Remainder Unitrust #1, Howard Amster 2021 Charitable Remainder Unitrust #1, Howard Amster 2021 Charitable Remainder Unitrust #2, Howard Amster and Tamra Gould Charitable Remainder Unitrust U/A DTD 03/18/1993, Howard Amster Charitable Remainder Unitrust U/A DTD 04/22/1998, Howard Amster Charitable Remainder Unitrust U/A DTD 01/11/2005, and a trustee of Samuel J. Heller Trust U/A DTD 08/07/2002.  His business address is 7681 Olympia Dr West Palm Beach, FL 33411-5785.

Howard Amster 2019 Charitable Remainder Unitrust #1 is a trust engaged in investment activity. Its business address is 23811 Chagrin Blvd #200 Beachwood, OH 44122.

Howard Amster 2021 Charitable Remainder Unitrust #1 is a trust engaged in investment activity. Its business address is 23811 Chagrin Blvd #200 Beachwood, OH 44122.

Howard Amster 2021 Charitable Remainder Unitrust #2 is a trust engaged in investment activity. Its business address is 23811 Chagrin Blvd #200 Beachwood, OH 44122.

Howard Amster and Tamra Gould Charitable Remainder Unitrust U/A DTD 03/18/1993 is a trust engaged in investment activity. Its business address is 23811 Chagrin Blvd #200 Beachwood, OH 44122.

Howard Amster Charitable Remainder Unitrust U/A DTD 04/22/1998 is a trust engaged in investment activity. Its business address is 23811 Chagrin Blvd #200 Beachwood, OH 44122.

Howard Amster Charitable Remainder Unitrust U/A DTD 01/11/2005 is a trust engaged in investment activity. Its business address is 23811 Chagrin Blvd #200 Beachwood, OH 44122.

Samuel J. Heller Trust U/A DTD 08/07/2002 is a trust engaged in investment activity. Its business address is 14090 Wilshire Blvd #1402 Los Angeles, CA 90024.

Pleasant Lake Apartments Corp is a corporation engaged in investment activity. Its business address is 23811 Chagrin Blvd #200 Beachwood, OH 44122.

(d) –(e)

In the last five years, none of the Reporting Persons was convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Amster is a citizen of the United States.  Each of the other Reporting Persons is a trust or corporation organized under the laws of the State of Ohio.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The amount of funds used by the Reporting Persons to acquire the Common Stock is $11,412,165.29, which was obtained from personal funds and working capital.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons intend from time to time to purchase additional shares of Common Stock to the extent that the shares can be acquired at prices that the Reporting Persons deem attractive.

Item 5.	Interest in Securities of the Issuer

Items 5(b) – (c) are hereby amended as follows:

(b)          See items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.1

(c)          The following purchases of Common Stock were made by the Reporting Person in the past 60 days. All such purchases were made in the open market in routine brokerage transactions.  Other than the transactions listed in the table below, there have been no transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

Reporting Person	Date	Number of Shares	Price Per Share

Howard Amster 2019 Charitable Remainder Unitrust #1	6/14/23	501	$34.97(1)

Howard Amster 2019 Charitable Remainder Unitrust #1	6/14/23	2,702	$35.63(2)

Howard Amster 2019 Charitable Remainder Unitrust #1	6/15/23	1,275	$36.27(3)

Howard Amster 2019 Charitable Remainder Unitrust #1	6/15/23	12,126	$36.99(4)

1 Percentages of the shares of Common Stock outstanding reported in this Schedule 13D are calculated based upon 2,090,889 shares of Common Stock outstanding, based on the number of shares of Common Stock outstanding as of May 11, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

(1) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $34.25 to $35.23, inclusive. The Reporting Persons undertake to provide the Company, any security holder of the Company or the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $35.30 to $35.90, inclusive. The Reporting Persons undertake to provide the Company, any security holder of the Company or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $35.75 to $36.45, inclusive. The Reporting Persons undertake to provide the Company, any security holder of the Company or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $36.94 to $37.00, inclusive. The Reporting Persons undertake to provide the Company, any security holder of the Company or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Item 7.	Material to be Filed as Exhibits

99.1	Agreement of joint filing pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	June 20, 2023

Howard Amster

/s/ Howard Amster

Howard Amster 2019 Charitable Remainder Unitrust #1

By: Howard Amster

By:	/s/ Howard Amster
Name: Howard Amster
Title: Trustee

Howard Amster 2021 Charitable Remainder Unitrust #1

By: Howard Amster

By:	/s/ Howard Amster
Name: Howard Amster
Title: Trustee

Howard Amster 2021 Charitable Remainder Unitrust #2

By: Howard Amster

By:	/s/ Howard Amster
Name: Howard Amster
Title: Trustee

Howard Amster and Tamra Gould Charitable Remainder Unitrust U/A DTD 03/18/1993

By: Howard Amster

By:	/s/ Howard Amster
Name: Howard Amster
Title: Trustee

Howard Amster Charitable Remainder Unitrust U/A DTD 04/22/1998

By: Howard Amster

By:	/s/ Howard Amster
Name: Howard Amster
Title: Trustee

Howard Amster Charitable Remainder Unitrust U/A DTD 01/11/2005

By: Howard Amster

By:	/s/ Howard Amster
Name: Howard Amster
Title: Trustee

Samuel J. Heller Trust U/A DTD 08/07/2002

By: Howard Amster

By:	/s/ Howard Amster
Name: Howard Amster
Title: Trustee

Pleasant Lake Apartments Corp

By: Howard Amster

By:	/s/ Howard Amster
Name: Howard Amster
Title: President